UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, June 29, 2009

Results of the offering for a share-based dividend payment

At their Annual General Meeting of May 26, 2009, France Telecom shareholders voted in favor of a 2008 dividend of €1.40 per ordinary share, with the option of a share-based dividend.

Due to the €0.60 interim dividend paid on September 11, 2008, the balance to be paid on June 30, 2009 amounts to €0.80. Shareholders have the option to receive 50% of the balance in shares, ie. €0.40, with a share reference price of €16.01. France Telecom issued a press release describing the characteristics of this option on May 27, 2009.

The option period closed on June 23, 2009. Shareholders representing more than half of the share capital have chosen the option of a share-based dividend, thus showing their faith in France Telecom's Group strategy. Accordingly, 33,600,122 new ordinary shares will be issued and delivered with effect from June 30, 2009.

These new shares will be listed on the Eurolist market of NYSE Euronext Paris stock exchange under the same ISIN code as the existing shares.

France Telecom’s share capital will be increased from €10,459,964,944 to €10,594,365,432, divided into 2,648,591,358 shares of €4.00 each, fully paid-up.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (12.7 billion euros in the first quarter of 2009) and, at 29 April 2009, a customer base of more than 183.5 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the first quarter of 2009, the Group had 123 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts: +33 1 44 44 93 93

Bertrand Deronchaine – bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra – sebastien.audra@orange-ftgroup.com

This press release is not an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction, including the United States, Japan, Australia, Canada, Spain, United Kingdom, Germany or Italy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 29, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer